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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT

          UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                         HALLWOOD REALTY PARTNERS, L.P.
                            (Name of Subject Company)

                         HALLWOOD REALTY PARTNERS, L.P.
                      (Name of Person(s) Filing Statement)


                UNITS REPRESENTING LIMITED PARTNERSHIP INTERESTS

                      LIMITED PARTNER UNIT PURCHASE RIGHTS
                         (Title of Class of Securities)


                                   40636T 20 3
                      (CUSIP Number of Class of Securities)


                               WILLIAM L. GUZZETTI
                              HALLWOOD REALTY, LLC
                            3710 Rawlins, Suite 1500
                            Dallas, Texas 75219-4298
                                 (214) 528-5588

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                    COPY TO:

   DENNIS J. FRIEDMAN, ESQ.                   W. ALAN KAILER, ESQ.
  GIBSON, DUNN & CRUTCHER LLP   JENKENS & GILCHRIST, A PROFESSIONAL CORPORATION
        200 PARK AVENUE                   1445 ROSS AVENUE, SUITE 3200
   NEW YORK, NEW YORK 10166                   DALLAS, TEXAS 75202
        (212) 351-4000                           (214) 855-4500


[ ] Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.


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This Amendment No. 4 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 15, 2003 (as subsequently amended, the "Schedule 14D-9") by Hallwood Realty Partners, L.P. ("Hallwood"), a Delaware limited partnership, relating to an offer by High River Limited Partnership, a Delaware limited partnership, to purchase any and all of the outstanding limited partner units ("Units") in Hallwood and the associated rights to purchase additional Units under the Unit Purchase Rights Agreement, dated as of November 30, 1990, as amended, between Hallwood and EquiServe Trust Company, N.A., as rights agent, at a purchase price of $100.00 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2003, as it may be supplemented or amended from time to time. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.


Item 12 is hereby amended by adding the following exhibit:

         (a)(9)   Press Release issued July 30, 2003



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 30, 2003

                                            HALLWOOD REALTY PARTNERS, L.P.

                                            By: HALLWOOD REALTY, LLC,
                                                its General Partner


                                                By: /s/ John G. Tuthill
                                                    ----------------------------
                                                    Name: John G. Tuthill
                                                    Title: Executive Vice
                                                           President and
                                                           Secretary



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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER             DESCRIPTION
-------            -----------
(a)(9)             Press Release issued July 30, 2003